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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549










                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                       CORT BUSINESS SERVICES CORPORATION
     ----------------------------------------------------------------------

                                (Name of Issuer)

                                  COMMON STOCK
     ----------------------------------------------------------------------

                         (Title of Class of Securities)

                                   220493-10-0
                  --------------------------------------------

                                 (CUSIP Number)

                                  Lance C. Balk
                                Kirkland & Ellis
                              153 East 53rd Street
                               New York, NY 10022
                                 (212) 446-4940
 -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 March 24, 1999
               --------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.


               NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


                                (Page 1 of 6)
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CUSIP No. 220493-10-0                 13D                      Page 2 of 6 Pages
---------------------                                          -----------------

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       1 NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         James A. Urry
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       2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) /X/
                                                                    (b) / /
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       3 SEC USE ONLY


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       4 SOURCE OF FUNDS*
                                                                     PF

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       5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                        / /

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       6 CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                   United States
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   NUMBER OF           7 SOLE VOTING POWER                         13,934
     SHARES
  BENEFICIALLY            ------------------------------------------------------
    OWNED BY           8  SHARED VOTING POWER
      EACH
   REPORTING              ------------------------------------------------------
  PERSON WITH          9  SOLE DISPOSITIVE POWER                   13,934

                          ------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER

                          ------------------------------------------------------

      11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                   13,934

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      12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                      / /
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      13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           0.1%

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      14 TYPE OF REPORTING PERSON*                                    IN

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               This statement on Schedule 13D (the "Statement") is filed with the Securities and Exchange Commission pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Item 1.   Security and Issuer.

               This Statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of CORT Business Services Corporation, a Delaware corporation ("Issuer"). The address of the principal executive offices of the Issuer is 4401 Fair Lakes Court, Fairfax, Virginia 22033.

Item 2.   Identity and Background.

        (a)-(c) This Statement is being filed by James A. Urry (the "Reporting Person"). The Reporting Person currently is a Vice President of Citicorp Venture Capital, Ltd. ("CVC"). His business address and the address of CVC's principal business office is 399 Park Avenue, New York, New York 10043.

        (d)-(f) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

        The Reporting Person acquired beneficial ownership of the securities that are the subject of this filing in the ordinary course of business with personal funds for investment purposes.

Item 4.   Purpose of Transaction.

        (a)-(b) On March 25, 1999, the Issuer executed a definitive merger agreement (the "Merger Agreement") with an investor group that includes Bruckmann, Rosser, Sherill & Co., L.P. ("BRS") and members of the Issuer's management team. The Reporting Person is a member of the investor group. Under the terms of the Merger Agreement, a company formed by the investor group would acquire (the "Acquisition") the Issuer for consideration of $24.00 per share in cash and $2.50 per share in liquidation value of a new series of preferred stock of the corporation resulting from the merger (the "Resulting Corporation") (together, the "Merger Consideration"), in a transaction which would be subject to Section 13(e) of the Exchange Act. In connection with the Acquisition, the Reporting Person intends to retain a portion of his investment in the Issuer (by way of a rollover) and thereby provide equity financing to the Resulting Corporation.

        (c)  Not Applicable.

        (d) In connection with the Acquisition, it is expected that each member of the board of directors of the Issuer will resign and the stockholders of the Resulting Corporation will elect a new board directors to the Resulting Corporation.

        (e) In connection with the Acquisition and pursuant to the Merger Agreement, each share of Common Stock and Class B Common Stock of the Issuer will be (i) extinguished in exchange for the Merger Consideration or (ii) contributed by way of rollover into the equity capital of the


                                (Page 3 of 6)
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Resulting Corporation. The equity capitalization of the Resulting Corporation will (A) include preferred stock, which may be issued in any number of series at the direction of the board of directors of the Resulting Corporation and (B) common stock which will be comprised of two classes (voting and nonvoting). Pursuant to the Merger Agreement, it is intended that the Resulting Corporation will also issue senior subordinated debt securities.

        (f)  Not Applicable.

        (g) In connection with the Acquisition and pursuant to the Merger Agreement, the Issuer's charter and bylaws will become the charter and bylaws of the Resulting Corporation. The Issuer's charter, however, will be amended and restated to (i) reflect the changes to the equity capitalization described in paragraph (e) above, (ii) provide for cumulative voting in the election of directors and (iii) permit the board of directors to fill any vacancy in the board of directors at any time after the commencement of such vacancy.

        (h) - (i) In connection with the Acquisition, the Issuer's Common Stock will be delisted from the New York Stock Exchange and become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

        (j)  Not applicable.

Item 5.  Interest in Securities of the Issuer:

               (a)-(b)The Reporting Person beneficially owns 12,600 shares of Common Stock, representing approximately 0.1% of the outstanding shares, of such class as to which he has sole voting power and dispositive power.

               (c)    Not applicable.

               (d) Not applicable.

               (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer.

               In connection with the Acquisition, the Reporting Person presently intends (i) to vote his shares of Common Stock in favor of the Acquisition and (ii) to provide equity financing to the Resulting Corporation by way of rolling over shares of Common Stock of the Issuer into the equity capital of the Resulting Corporation. The Reporting Person understands that certain entities and individuals, each of whom is named below, also presently intend (i) to vote their shares of Common Stock in favor of the Acquisition and (ii) to provide equity financing to the Resulting Corporation by way of rolling over shares of Common Stock of the Issuer into the equity capital of the Resulting Corporation. Although the Reporting Person and such entities and individuals may be deemed to have formed a "group" within the meaning of Section 13(d) or 13(g) of the Exchange Act, the disclosure set forth in this Schedule shall not be construed as an admission that such persons have in fact formed such a "group."

               The entities described above include CVC, Citibank, N.A., Citicorp and Citigroup Inc. The individuals described above include Bruce Bruckmann, Stephen Sherrill, Harold O. Rosser II (each of whom are principals of
BRS), Michael Delaney (an officer of CVC and member of the board


                                  (Page 4 of 6)
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of directors of the Issuer), Paul Arnold, Steven Jobes, Charles Egan and Frances
Ziemniak (each of whom are members of the management of the Issuer).

Item 7.  Material to be Filed as Exhibits.

               1. Agreement and Plan of Merger, dated as of March 25, 1999, by and among CORT Business Services Corporation, CBF Holdings LLC and CBF Mergerco Inc.


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                                    SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 5, 1999


                                            /s/ JAMES A. URRY
                                            ----------------------------------

                                            JAMES A. URRY


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